EXHIBIT 99.5

PATAGONIA GOLD FIRST QUARTER FINANCIAL RESULTS

May 28, 2021 Vancouver, BC. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces its results for the quarter ended March 31, 2021 (“Q1 2021”).  The financial statements for Q1 2021 together with the related management’s discussion and analysis are available on the Company’s website and under the Company’s profile on SEDAR at www.sedar.com.

Highlights

•	Generated revenue of US$5.75 million and gross profits of US$2.28 million in Q1 2021.
•	Produced 2,171 gold equivalent ounces (1) and sold 3,198 gold equivalent ounces (1).
•	Received a definitive permit for the development of the Cap-Oeste gold/silver underground project.
•	Closed C$9.3 million equity financing.
•	Exercised the option to acquire a 100% interest in the Mina Angela project located in Chubut Province, Argentina.

(1) Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market price for the two commodities in each period. The ratio for three months ended March 31, 2021 was 70.41:1 (2020 – 87.61:1)

Christopher van Tienhoven, Chief Executive Officer of the Company stated: “Recent corporate initiatives and additional production and sales of precious metal doré are showing benefits with a profitable first quarter. Our continued focus on optimizing our existing properties with additional exploration activities is expected to increase production and increase potential resources for future development.”

Qualified Person’s Statement

Donald J. Birak, an independent geologist and Registered Member of SME and Fellow of AusIMM, is a qualified person as defined by National Instrument 43-101, and has reviewed and approved the scientific and technical content of this news release.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina.  The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project.  Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 420 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:
Dean Stuart
T: 403 617 7609
E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer
Patagonia Gold Corp
T: +54 11 5278 6950
E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to, among other things, the expected increase in production and increase in potential resources for future development, advancement and development of gold and silver projects in the Patagonia region of Argentina and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.